Exhibit 99.3

Auditor’s Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

Board of Directors of

Dr. Reddy’s Laboratories Limited,

1.

We have audited the accompanying statement of quarterly consolidated financial results of Dr. Reddy’s Laboratories Limited (‘the Company’) comprising its subsidiaries (together, ‘the Group’), its joint ventures for the quarter ended March 31, 2017 and the consolidated financial results for the year ended March 31, 2017, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. The quarterly consolidated financial results are the derived figures between the audited figures in respect of the year ended March 31, 2017 and the published year-to-date figures up to December 31, 2016, being the date of the end of the third quarter of the current financial year, which were subject to limited review. The consolidated financial results for the quarter ended March 31, 2017 and year ended March 31, 2017 have been prepared on the basis of the consolidated financial results for the nine-month period ended December 31, 2016, the audited annual consolidated Ind AS financial statements as at and for the year ended March 31, 2017, and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, which are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these consolidated financial results based on our review of the consolidated financial results for the nine-month period ended December 31, 2016 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual consolidated Ind AS financial statements as at and for the year ended March 31, 2017; and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

2.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of other auditors on separate financial statements and the other financial information of subsidiaries / joint ventures these quarterly consolidated financial results as well as the year to date results:

i.	include the results of the following entities;

•	Subsidiaries

-	Aurigene Discovery Technologies (Malaysia) SDN BHD

-	Aurigene Discovery Technologies Inc.

-	Aurigene Discovery Technologies Limited

-	beta Institut gemeinnützige GmbH (formerly beta Institut for Soziaimedizinische Forschung and Entwicklung GmbH)

-	betapharm Arzneimittel GmbH

-	Cheminor Investments Limited

-	Chirotech Technology Limited

-	Dr. Reddy’s Bio-Sciences Limited

-	Dr. Reddy’s Farmaceutica Do Brasil Ltda.

-	Dr. Reddy’s Laboratories (Australia) Pty. Limited

-	Dr. Reddy’s Laboratories Canada, Inc.

-	Dr. Reddy’s Laboratories (EU) Limited

-	Dr. Reddy’s Singapore PTE LTD

-	Dr. Reddy’s Laboratories Inc.

-	Dr. Reddy’s Laboratories International SA

-	Limited Liability Company Dr. Reddy’s Laboratories

-	Dr. Reddy’s Laboratories Louisiana LLC

-	Dr. Reddy’s Laboratories New York, Inc.

-	Dr. Reddy’s Laboratories (Proprietary) Limited

-	Dr. Reddy’s Laboratories Romania S.R.L.

-	Dr. Reddy’s Laboratories SA

-	Dr. Reddy’s Laboratories Tennessee, LLC

-	Dr. Reddy’s Laboratories (UK) Limited

-	Dr. Reddy’s New Zealand Ltd. (formerly Affordable Healthcare Ltd.)

-	Dr. Reddy’s Pharma SEZ Limited

-	Dr. Reddy’s SRL (formerly Jet Generici SRL)

-	DRL Impex Limited (formerly DRL Investments Limited)

-	Dr. Reddy’s Venezuela, C.A.

-	Eurobridge Consulting B.V.

-	Industrias Quimicas Falcon de Mexico, S.A. de CV

-	Idea2Enterprises (India) Pvt. Limited

-	Lacock Holdings Limited

-	OOO Dr. Reddy’s Laboratories Limited

-	OOO DRS LLC

-	Dr. Reddy’s Laboratories SAS

-	Dr. Reddy’s Research and Development B.V. (formerly Octoplus BV)

-	OctoPlus Development B.V. (merged with Dr. Reddy’s Research and Development B.V. from January 01, 2017)

-	OctoPlus Technologies B.V. (merged with Dr. Reddy’s Research and Development B.V. from January 01, 2017)

-	OctoShare B.V. (merged with Dr. Reddy’s Research and Development B.V. from January 01, 2017)

-	OctoPlus Sciences B.V. (merged with Dr. Reddy’s Research and Development B.V. from January 01, 2017)

-	OctoPlus PolyActive Sciences B.V. (merged with Dr. Reddy’s Research and Development B.V. from January 01, 2017)

-	Chienna B.V. (merged with Dr. Reddy’s Research and Development B.V. from January 01, 2017)

-	Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)

-	Reddy Antilles N.V.

-	Reddy Cheminor S.A. (upto July 20, 2016)

-	Imperial Credit Private Limited (from February 22, 2017)

-	Reddy Holding GmbH

-	Reddy Netherlands B.V.

-	Reddy Pharma Iberia SA

-	Reddy Pharma Italia SRL

-	Dr. Reddy’s Laboratories Japan K.K.

-	Reddy Pharma SAS

-	Dr. Reddy’s Laboratories Kazakhstan LLP (from November 30, 2016)

•	Joint Ventures

-	DRANU LLC

-	Kunshan Rotam Reddy Pharmaceutical Co. Limited

-	DRSS Solar Power Private Limited

-	DRES Solar Private Limited

ii.

are presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, in this regard; and

iii.	give a true and fair view of the net profit and other financial information for the quarter ended March 31, 2017 and for the year ended March 31, 2017.

4.

We did not audit the financial statements and other financial information, in respect of two subsidiaries, whose Ind AS financial statements include total assets of Rs 82,003 and net assets of Rs 39,458 as at March 31, 2017, and total revenues of Rs 8,245 and Rs 29,066 for the quarter and the year ended on that date and net cash inflows of Rs 203 and Rs 876 for the quarter and for the year ended on that date. The above financial information are before giving effect to any consolidation adjustments. These financial statement and other financial information have been audited by other auditors, which financial statements, other financial information and auditor’s reports have been furnished to us by the management.

These subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and audited by us. Our opinion is not modified/qualified in respect of this matter.

5.

The comparative financial information of the Group including Joint Ventures for the quarter and for the year ended March 31, 2016 prepared in accordance with Ind AS, included in these consolidated Ind AS financial results, have been audited by the predecessor auditor who had audited the consolidated Ind AS financial statements for the relevant periods. The report of the predecessor auditor on the comparative financial information dated May 12, 2017 expressed an unmodified opinion.

6.

Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2017 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2017 and the published year-to-date figures up to December 31, 2016, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Kaustav Ghose

Partner

Membership No.: 57828

Place: Hyderabad

Date: May 12, 2017

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER & YEAR ENDED 31 MARCH 2017

	All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year Ended
		31.03.2017	31.12.2016	31.03.2016	31.03.2017	31.03.2016
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations (inclusive of excise duty)	34,985	36,534	36,951	138,663	152,475
	b) License fees and service income	557	531	610	2,146	2,233
	c) Other operating income	577	167	389	1,152	975
	Total revenue from operations (inclusive of excise duty)	36,119	37,232	37,950	141,961	155,683
2	Other income	205	403	850	1,715	2,950
3	Total Income (1+2)	36,324	37,635	38,800	143,676	158,633
4	Expenses
	a) Cost of materials consumed	4,649	5,369	6,121	21,930	26,799
	b) Purchase of traded goods	3,751	3,496	2,585	13,752	11,743
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,652	(706)	943	(1,233)	(957)
	d) Employee benefits expense	6,711	8,146	7,909	31,068	31,174
	e) Selling expenses	2,972	3,145	2,685	12,934	11,811
	f) Depreciation and amortisation	2,543	2,665	2,767	10,266	9,389
	g) Finance costs	196	164	170	634	826
	h) Other expenditure	10,479	9,137	12,890	38,788	39,260
	Total expenses	32,953	31,416	36,070	128,139	130,045
5	Profit before tax (3 - 4)	3,371	6,219	2,730	15,537	28,588
6	Tax expense:
	Current Tax	(568)	1,368	1,667	3,096	7,432
	Deferred Tax	665	17	(104)	(131)	79
7	Net profit for the period / year (5 - 6)	3,274	4,834	1,167	12,572	21,077
8	Share of profit of equity accounted investees, net of tax	102	89	59	349	229
9	Net Profit after taxes and share of profit of associates (7 + 8)	3,376	4,923	1,226	12,921	21,306
10	Other comprehensive income
	(a) (i) Items that will not be reclassified subsequently to profit or loss	(653)	864	(1,661)	1,930	(1,024)
	(ii) Income tax relating to Items that will not be reclassified subsequently to profit or loss	190	(261)	404	(404)	255
	(b) (i) Items that will be reclassified subsequently to profit or loss	287	544	(210)	1,279	493
	(ii) Income tax relating to Items that will be reclassified subsequently to profit or loss	130	47	59	136	(94)
	Total Other comprehensive income	(46)	1,194	(1,408)	2,941	(370)
11	Total comprehensive income (9 + 10)	3,330	6,117	(182)	15,862	20,936

	All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended						Year Ended
		31.03.2017		31.12.2016		31.03.2016		31.03.2017	31.03.2016
		(Audited)		(Unaudited)		(Audited)		(Audited)	(Audited)
12	Paid-up equity share capital (face value Rs.5/- each)	829		829		853		829	853
13	Reserves							121,792	124,845
14	Earnings per equity share (face value Rs.5/- each)
	- Basic	20.38		29.72		7.19		77.53	124.93
	- Diluted	20.34		29.65		7.17		77.37	124.54
		(Not annualised	)	(Not annualised	)	(Not annualised	)

See accompanying notes to the financial results

Segment Information			All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year Ended
		31.03.2017	31.12.2016	31.03.2016	31.03.2017	31.03.2016
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue (inclusive of excise duty):
	a) Pharmaceutical Services and Active Ingredients	6,969	6,997	7,514	27,832	28,437
	b) Global Generics	29,169	30,714	30,902	115,736	128,330
	c) Proprietary Products	969	603	645	2,783	2,659
	d) Others	460	435	382	1,791	1,704
	Total	37,567	38,749	39,443	148,142	161,130
	Less: Inter segment revenue	1,448	1,517	1,493	6,181	5,447
	Add: Other unallocable income	—	—	—	—	—
	Total revenue from operations	36,119	37,232	37,950	141,961	155,683
2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	543	1,537	1,195	4,497	4,954
	b) Global Generics	17,024	19,649	19,435	71,079	84,427
	c) Proprietary Products	410	509	533	1,951	2,217
	d) Others	208	210	121	853	706
	Total	18,185	21,905	21,284	78,380	92,304
	Less: Other un-allocable expenditure / (income), net	14,814	15,686	18,554	62,843	63,716
	Total profit before tax	3,371	6,219	2,730	15,537	28,588

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.	Reconciliation between financial results as previously reported under Previous GAAP and Ind AS for the quarter and year ended 31 March 2016

Particulars	Quarter ended	Year ended
	31.03.2016	31.03.2016
Net profit under previous GAAP	2,356	21,514
Impact on account of measuring investments at fair value through profit and loss	55	817
Recognition of intangible assets not eligible for recognition under Previous GAAP	—	859
Reversal of goodwill amortised under Previous GAAP	108	404
Difference in measurement of employee share based payments	(6)	(16)
Difference in measurement of employee benefits	185	185
Impact on current and deferred taxes	(1,476)	(2,372)
Others	4	(85)

Net profit for under Ind AS	1,226	21,306

3.	Reconciliation of equity as on 31 March 2016 as previously reported under Previous GAAP to Ind AS

Particulars	As on 31.03.2016
Equity reported under previous GAAP as on 31 March 2016		116,156
Adjustments:
Derecognition of provision for proposed dividend	4,101
Impact on account of measuring investments at fair value	1,510
Recognition of intangible assets not eligible for recognition under Previous GAAP	1,035
Impact on current and deferred taxes	1,527
Reversal of goodwill amortised under Previous GAAP	395
Impact on account of consolidation of entities previously do not qualify for consolidation under previous GAAP	226
Impact on account of expected credit loss on trade receivables	(57)
Others	(48)
		8,689

Equity reported under Ind AS as on 31 March 2016		124,845

4.	Statement of Assets and Liabilities

All amounts in Indian Rupees millions

	As at	As at
Particulars	31.03.2017	31.03.2016
ASSETS
Non-current assets
Property, plant and equipment	50,281	46,130
Capital work-in-progress	6,095	6,626
Goodwill	4,763	4,650
Other intangible assets	14,263	14,850
Intangible assets under development	27,150	1,096
Investment in joint ventures	1,603	1,311
Financial assets
Investments	5,223	1,986
Trade receivables non current	210	—
Other financial assets	829	788
Deferred tax assets, net	6,784	5,905
Other non-current assets	4,127	2,559

Total non-current assets	121,328	85,901

Current assets
Inventories	28,528	25,579
Financial assets
Investments	14,271	35,034
Trade receivables	37,986	41,250
Derivative instruments	264	176
Cash and cash equivalents	3,865	4,921
Other financial assets	1,432	1,332
Other current assets	10,491	9,648

Total current assets	96,837	117,940

TOTAL ASSETS	218,165	203,841

EQUITY AND LIABILITIES
Equity
Equity share capital	829	853
Other equity	121,792	124,845

Total equity	122,621	125,698

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	5,449	10,685
Other financial liabilities	183	243
Long term provisions	842	947
Deferred tax liabilities, net	1,620	537
Other non-current liabilities	3,251	2,260

Total non-current liabilities	11,345	14,672

Current liabilities
Financial liabilities
Borrowings	43,626	22,718

	As at	As at
Particulars	31.03.2017	31.03.2016
Trade payables	10,569	9,068
Other financial liabilities	18,750	20,502
Liabilities for current tax (net)	1,482	2,304
Provisions	5,125	5,290
Other current liabilities	4,647	3,589

Total current liabilities	84,199	63,471

TOTAL EQUITY AND LIABILITIES	218,165	203,841

5.

Consequent to the decline in the expected cash flows of some of the products forming part of a cash generating unit (“CGU”) under the Global Generics segment, the Company, following the guidance under Ind AS 36 “Impairment of assets” , estimated the recoverable amount of the CGU and assessed that the recoverable amount of the CGU is lower than its carrying cost. Accordingly, an amount of Rs.335 millions was recorded as an impairment during the quarter ended 31 March 2017. The said impairment charge was recorded under “other expenditure”.

6.

On 10 June 2016, the Company entered into a definitive purchase agreement with Teva Pharmaceutical Industries Limited (“Teva”) and an affiliate of Allergan plc (“Allergan”) to acquire a portfolio of eight Abbreviated New Drug Applications (“ANDAs”) in the United States for USD 350 million in cash at closing. The acquisition of these ANDAs was contingent on the closing of the Teva/Allergan generics purchase transaction and approval by the U.S. Federal Trade Commission of the Company as a buyer. The acquisition was consummated on 3 August 2016 upon the completion of all closing conditions, and the Company paid Rs. 23,366 million (USD 350 million) as the consideration for the acquired portfolio of ANDAs. As the acquired ANDAs are being developed, they are recorded as intangible assets under development.

7.

Consequent to an amendment to the collaboration, license and option agreement with Curis Inc.(“Curis”), during the quarter ended 30 September 2016, the Company was allotted 10,208,333 equity shares in Curis in lieu of certain future milestone payments that would be due to the Company under the collaboration agreement. These equity shares were recorded at USD 1.84 per share representing the market price of such equity shares on the date of allotment. The aggregate market value of such equity shares on the date of allotment was Rs. 1,247 million (USD 18.8 million).

8.

Other expenditure includes an amount of Rs. 3,845 million and Rs. 4,621 million for the quarter and year ended 31 March 2016, respectively, on account of currency devaluation and translation of monetary assets and liabilities using SIMADI / DICOM rate pertaining to the Company’s Venezuelan subsidiary.

9.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA.

10.

On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, during the quarter ended 30 September 2016, an amount of Rs. 344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under “selling expenses”. As on 31 March 2017, the carrying value of the aforesaid liability was Rs. 374 million.

11.	The reduction in the income tax expense for the quarter ended 31 March 2017 is primarily due to resolution of certain tax matters pertaining to prior years.

12.	The audited results have been reviewed by the Audit Committee of the Board on 11 May 2017 and approved by the Board of Directors of the Company at their meeting held on 12 May 2017.

13.	The Board of Directors, at their meeting held on 12 May 2017, have recommended a final dividend of Rs. 20 per share subject to the approval of shareholders.

14.

The comparative financial information of the Group including Joint Ventures for the year ended 31 March 2016 prepared in accordance with Ind AS, included in these consolidated Ind AS financial results, have been audited by the predecessor auditor. The report of the predecessor auditor on the comparative financial information dated 12 May 2017 expressed an unmodified opinion. The financial information for the quarter ended 31 March 2016 represents the derived figures between the audited figures in respect of the financial year ended 31 March 2016 and the published year to date figures upto 31 December 2015, being the date of the end of the third quarter of the previous financial year, which were subjected to a limited review by the predecessor auditor.

15.

The figures of the last quarter are the balancing figures between audited figures in respect of the full financial year up to 31 March 2017 and the unaudited published year to date figures up to 31 December 2016, being the date of the end of the third quarter of the financial year which were subjected to limited review.

16.	The results for the quarter and year ended 31 March 2017 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 12 May 2017	Co-Chairman & Chief Executive Officer